Exhibit 99.1

Cheer Holding Reports Full Year 2023 Financial Results

BEIJING, March 14, 2024 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding,” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced its financial results for the full year ended December 31, 2023.

Full Year 2023 Operating Highlights

Total Downloads of CHEERS Apps was approximately 474 million as of December 31, 2023, compared to approximately 377 million as of December 31, 2022. Specifically:

CHEERS Video

●	Monthly Active Users of CHEERS Video increased by 5% to approximately 50.1 million.

●	Daily Time Spent on CHEERS Video was 59 minutes during the commercial year of 2023.

CHEERS e-Mall

●	Monthly Active Users of CHEERS e-Mall increased by 71% to approximately 6.5 million.

●	Repurchase Rate on CHEERS e-Mall was 39.6% during the commercial year of 2023.

CheerReal

●	Monthly Active Users of CheerReal platform was approximately 1.3 million.

●	Number of Digital Art Collections listed on CheerReal platform was 767 units.

CHEERS Telepathy

●	Monthly Active Users of CHEERS Telepathy platform was approximately 300 thousand.

CHEERS Open Data

●	Total Number of User Engagement was 27 million.

●	Platform Daily Usage was more than 150 thousand.

Full Year 2023 Financial Highlights

●	Revenues reached $152.3 million.

●	Net Income reached $30.5 million.

●	Net Cash Provided by Operating Activities was approximately $42.2 million.

Full Year 2023 Selected Financial Results

Revenues

Our revenues for the year ended December 31, 2023 were approximately $152.3 million, representing a decrease of approximately $4.8 million, or 3.03% from approximately $157.1 million for the year ended December 31, 2022. The change in revenues was mainly affected by depreciation of RMB during the year ended December 31, 2023, leading to a lower USD amount in translation of revenues from RMB into USD.

Without the impact of fluctuation of foreign exchange rates, our revenues for the year ended December 31, 2023 increased by approximately RMB22.1 million (approximately $3.1 million), or 2.09% as compared with the revenues for the same period of 2022. The increase in the revenues was primarily attributable to increase in advertising revenues of approximately RMB32.4 million as a result of continuous efforts to expand our customer base through improving our content production quality.

For the years ended December 31, 2023 and 2022, 97.9% and 96.8% of our revenues derived from advertising services.

Operating expenses

Operating expenses consists of cost of revenues, selling and marketing, general and administrative and research and development expense.

●	Cost of revenues decreased by approximately $1.0 million, or 2.54%, from approximately $40.6 million for the year ended December 31, 2022 to approximately $39.5 million for the year ended December 31, 2023. Similar to the changes in revenues, the decrease in cost of revenues was primarily caused by depreciation of RMB during the year ended December 31, 2023.

●	Sales and marketing expenses decreased by approximately $6.3 million, to approximately $76.2 million for the year ended December 31, 2023 from approximately $82.5 million for the year ended December 31, 2022. The decrease was mainly due to a decrease in promotion service charge of approximately $5.9 million because the Company reduced cost in marketing and promotion.

●	General and administrative expenses was stable at approximately $5.7 million and $5.9 million, respectively, for the year ended December 31, 2023 and 2022.

●	Research and development expenses for the years ended December 31, 2023 and 2022 were approximately $1.6 million and approximately $1.3 million, respectively. Such increase was primarily due to the continued investment in the IT infrastructure, user-friendliness upgrades, and continual implementation on content driven strategies.

Net income

We had a net income of approximately $30.5 million in the year ended December 31, 2023, as compared to a net income of approximately $26.4 million in the year ended December 31, 2022.

Cash, cash equivalents and working capital

As of December 31, 2023 and 2022, the Company’s principal sources of liquidity were cash and cash equivalents of approximately $194.2 million and $70.5 million, respectively. Working capital at December 31, 2023 was approximately $260.7 million.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as Polaris Intelligent Cloud, CHEERS Telepathy, CHEERS Open Data Platform, CHEERS Video, CHEERS e-Mall, CheerReal, CheerCar, CheerChat, CHEERS Fresh Group-Buying E-commerce Platform, Digital Innovation Research Institute, CHEERS Livestreaming, variety show series, IP short video matrix, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s ecosystem, the Company is committed to consolidating and strengthening its core competitiveness, and achieving long-term sustainable and scalable growth.

For more information, please visit http://ir.gsmg.co/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the occurrence of any event, change or other circumstances that could affect the Company’s ability to continue successful development and launch of its metaverse experience centers; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; disruptions or other business interruptions that may affect the operations of our products and services, the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors; other factors, risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company’s latest Annual Report on Form 20-F filed with the SEC on March 22, 2023, as amended. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Wealth Financial Services LLC

Connie Kang, Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)

CHEER HOLDING, INC.
(Formerly known as “Glory Star New Media Group Holdings Limited”)
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$194,227	$70,482
Restricted cash	298	-
Accounts receivable, net	81,170	98,034
Prepayment and other current assets	31,179	15,329
Total current assets	306,874	183,845
Property, plant and equipment, net	85	160
Intangible assets, net	20,255	20,297
Deferred tax assets	41	103
Unamortized produced content, net	-	807
Right-of-use assets	377	750
Prepayment and other non-current assets, net	-	1
Total non-current assets	20,758	22,118
TOTAL ASSETS	$327,632	$205,963

Liabilities and Equity
Current liabilities:
Short-term bank loans	$4,216	$4,421
Accounts payable	9,599	6,405
Contract liabilities	130	147
Accrued liabilities and other payables	3,764	2,632
Other taxes payable	28,178	19,090
Lease liabilities current	330	208
Total current liabilities	46,217	32,903
Long-term bank loan	1,408	-
Lease liabilities non-current	-	471
Warrant liability	-	86
Total non-current liabilities	1,408	557
TOTAL LIABILITIES	$47,625	$33,460

Equity
Ordinary shares (par value of $0.001 per share; 200,000,000 shares authorized as of December 31, 2023 and 2022; 10,070,012 and 6,812,440 shares issued and outstanding as of December 31, 2023 and 2022, respectively)*	$10	$7
Additional paid-in capital	106,215	27,009
Statutory reserve	1,411	1,411
Retained earnings	181,162	150,685
Accumulated other comprehensive loss	(8,869)	(6,684)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	279,929	172,428
Non-controlling interest	78	75
TOTAL EQUITY	280,007	172,503
TOTAL LIABILITIES AND EQUITY	$327,632	$205,963

CHEER HOLDING, INC.
(Formerly known as “Glory Star New Media Group Holdings Limited”)
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In U.S. dollars in thousands, except share and per share data)

	For the Years Ended December 31,
	2023	2022	2021

Revenues	$152,327	$157,079	$153,012

Operating expenses:
Cost of revenues	(39,549)	(40,580)	(34,944)
Selling and marketing	(76,200)	(82,534)	(77,520)
General and administrative	(5,658)	(5,908)	(3,341)
Research and development	(1,635)	(1,331)	(920)
Total operating expenses	(123,042)	(130,353)	(116,725)

Income from operations	29,285	26,726	36,287

Other income (expenses):
Interest income (expense), net	3	(93)	(513)
Change in fair value of warrant liability	86	(62)	809
Other income (expense), net	1,215	282	(255)
Total other income	1,304	127	41

Income before income tax	30,589	26,853	36,328
Income tax expense	(61)	(413)	(976)
Net income	30,528	26,440	35,352
Less: net gain (loss) attributable to non-controlling interest	51	(450)	65
Net income attributable to Cheer Holding, Inc.’s shareholders	$30,477	$26,890	$35,287

Other comprehensive income (loss)
Unrealized foreign currency translation (loss) gain	(2,233)	(13,357)	2,945
Comprehensive income	28,295	13,083	38,297
Less: comprehensive gain (loss) attributable to non-controlling interests	3	(478)	119
Comprehensive income attributable to Cheer Holding, Inc.’s shareholders	$28,292	$13,561	$38,178

Earnings per ordinary share
Basic and dilutive*	$3.53	$3.95	$5.40

Weighted average shares used in calculating earnings per ordinary share
Basic and dilutive*	8,637,504	6,812,387	6,538,118

CHEER HOLDING, INC.
(Formerly known as “Glory Star New Media Group Holdings Limited”)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars in thousands)

	For the Years Ended December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$30,528	$26,440	$35,352
Adjustments to reconcile net income to net cash provided by operating activities:
Provision (reversal of provision) for doubtful accounts	2,096	440	(268)
Provision for unamortized produced content	112	770	-
Depreciation and amortization	3,385	2,884	2,090
Amortization of right-of-use assets	394	454	426
Deferred income tax expense (benefits)	63	(53)	713
Share based compensation for employees	-	-	4
Share based compensation for non-employees	-	391	181
Loss on disposal of property and equipment	2	-	-
Gains on disposal of a subsidiary	-	-	(26)
Amortization of loan origination fees	16	76	104
Change in fair value of warrant liability	(86)	62	(809)
Changes in assets and liabilities
Accounts receivable	15,205	(42,105)	19,904
Prepayment and other current assets	(22,270)	16,872	(10,681)
Unamortized produced content	682	170	(537)
Accounts payable	3,325	(5,576)	4,750
Contract liabilities	(14)	(356)	(87)
Accrued liabilities and other payables	(370)	565	(9,236)
Other taxes payable	9,477	7,346	4,964
Lease liabilities	(371)	(641)	(389)
Net cash provided by operating activities	42,174	7,739	46,455

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(3)	(25)	(72)
Prepayments for acquisition of intangible assets	-	(7,964)	(2,718)
Cash disposed for sales of subsidiaries	-	-	(12)
Return for short term investment	-	-	1,751
Net cash used in investing activities	(3)	(7,989)	(1,051)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	4,660	6,096	5,114
Repayments of short-term bank loans	(4,802)	(6,244)	(6,818)
Proceeds from long-term bank loans	1,412	-	-
Payment of loan origination fees	(58)	(87)	(68)
Contribution from shareholders	(791)	743	-
Borrowings from related parties	1,600	-	-
Repayments to related parties	-	-	(232)
Proceeds from issuance of ordinary shares in connection with a private placement	80,000	-	15,290
Net cash provided by financing activities	82,021	508	13,286

Effect of exchange rate changes	(149)	(7,078)	881

Net increase (decrease) in cash and cash equivalents	124,043	(6,820)	59,571
Cash, cash equivalents and restricted cash, at beginning of year	70,482	77,302	17,731
Cash, cash equivalents and restricted cash, at end of year	$194,525	$70,482	$77,302

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$271	$247	$336
Income tax paid	$-	$-	$-

NONCASH INVESTING AND FINANCING ACTIVITIES
Acquisition of intangible assets from prepayments	$4,464	$-	$-

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$194,227	$70,482
Restricted cash	298	-
	$194,525	$70,482